Exhibit 99.1

Galmed Pharmaceuticals Announces the Filing of a Provisional Patent Application for the Use of Aramchol for the Treatment of Lipodystrophy

TEL AVIV, Israel, June 9, 2014 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, announced today that it filed a provisional patent application in the United States for the use of its drug, aramchol, for the treatment of lipodystrophy.

Lipodystrophy is a medical condition characterized by abnormal or degenerative conditions of adipose tissue, or body fat, including the loss of body fat from various regions of the body and its redistribution and accumulation in other areas. Lipodystrophy may be hereditary, but is commonly associated with HIV and AIDS patients who develop lipodystrophy from treatment with highly active antiretroviral therapies, or HAARTs, or other protease inhibitors. There is currently no approved medical treatment for lipodystrophy or its associated conditions.

According to AIDS Reviews, 2005, approximately 40% of HIV patients treated for over one year with a protease inhibitor will develop induced lipodystrophy. Patients with HAART-induced lipodystrophy may also develop non-alcoholic fatty liver disease, or NAFLD, with some of such patients progressing to cirrhosis, hypertriglyceridemia, or high triglyceride blood levels, or diabetes.

In Galmed’s Phase IIa clinical trial of aramchol in 60 NAFLD patients, Galmed observed a significant reduction in liver fat and improvement of certain metabolic parameters. Galmed currently intends to seek potential collaborations with U.S. academic centers to explore the use of aramchol for the treatment of lipodystrophy.

“In most cases, the effective use of HAART results in better treatment of AIDS such that it may become a manageable, chronic disease. However, the use of HAART has also created a need for a more effective treatment of lipodystrophy in this patient population,” said Galmed’s Chief Medical Officer, Dr. Maya Halperin. “We currently believe that aramchol could become a viable treatment option for these patients and potentially result in improved quality of life,” added Dr. Halperin.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including Non-Alcoholic Steato-Hepatitis, or NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Contact

Andrew McDonald

LifeSci Advisors, LLC

646-597-6987